NewAmsterdam Pharma Company B.V.

Gooimeer 2-35

1411 DC Naarden

The Netherlands

October 14, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Julie Sherman, Angela Connell, Cindy Polynice and Alan Campbell

Re:	NewAmsterdam Pharma Company B.V.

Amendment No. 3 to Registration Statement on Form F-4

Filed October 13, 2022

File No. 333-266510

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), NewAmsterdam Pharma Company B.V. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 4:00 p.m. Eastern Time on October 18, 2022, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Kerry S. Burke of Covington & Burling LLP at (202) 662-5297 and that such effectiveness also be confirmed in writing.

Respectfully,

NewAmsterdam Pharma Company B.V.

By:	/s/ Louise Kooij
LouFré Management B.V. represented by LouFré Holding B.V. represented by Louise Kooij Director cc: Kerry S. Burke, Covington & Burling LLP